Butterfield Reports Second Quarter 2025 Results

Financial highlights for the second quarter of 2025:
•Net income of $53.3 million, or $1.25 per share and core net income1 of $53.7 million, or $1.26 per share
•Return on average common equity of 20.3% and core return on average tangible common equity1 of 22.3%
•Net interest margin of 2.64%, cost of deposits of 1.56%
•Redemption of subordinated debt
•Quarterly cash dividend rate increased by 14% to $0.50 per share for the quarter ended June 30, 2025
•Repurchases of 1.1 million shares at an average price of $40.69 per share
•New share repurchase authorization for up to 1.5 million common shares
•Andrew Henton appointed as Independent Director

Hamilton, Bermuda - July 28, 2025: The Bank of N.T. Butterfield & Son Limited ("Butterfield" or the "Bank") (BSX: NTB.BH; NYSE: NTB) today announced financial results for the quarter ended June 30, 2025.
Net income for the second quarter of 2025 was $53.3 million, or $1.25 per diluted common share, compared to net income of $53.8 million, or $1.23 per diluted common share, for the previous quarter and $50.6 million, or $1.09 per diluted common share, for the second quarter of 2024. Core net income1 for the second quarter of 2025 was $53.7 million, or $1.26 per diluted common share, compared to $56.7 million, or $1.30 per diluted common share, for the previous quarter and $51.4 million, or $1.11 per diluted common share, for the second quarter of 2024.
The return on average common equity for the second quarter of 2025 was 20.3% compared to 20.9% for the previous quarter and 20.7% for the second quarter of 2024. The core return on average tangible common equity1 for the second quarter of 2025 was 22.3%, compared to 24.2% for the previous quarter and 23.3% for the second quarter of 2024. The efficiency ratio for the second quarter of 2025 was 61.3%, compared to 61.8% for the previous quarter and 62.4% for the second quarter of 2024. The core efficiency ratio1 for the second quarter of 2025 was 61.1% compared with 59.8% in the previous quarter and 61.8% for the second quarter of 2024.
The Bank also announced the appointment of a new Independent Director, Andrew Henton, a UK and offshore financial services sector expert, with longstanding experience in the Channel Islands.
Michael Collins, Butterfield's Chairman and Chief Executive Officer, commented, “This strong second quarter performance underscores the consistency of our high risk-adjusted returns, supported by disciplined risk management and high-quality client relationships. Butterfield’s proven business model and sustained through-cycle profitability gives our Board the confidence to increase the quarterly cash dividend rate by 14% and authorize a new share repurchase program. As we rebalance our capital return strategy, we continue to evaluate selective, fee-based acquisition opportunities.

(1)    See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures.         1

"On behalf of the Board of Directors, I am pleased to welcome Andrew Henton to the Group Board, and thank him for his continuing contribution to Butterfield’s subsidiary banking business in the Channel Islands, where he also currently serves as a Director. Andrew brings significant experience in governance, private banking, private equity and investment banking. I look forward to working with Andrew and am confident that he will help to further Butterfield's strategic growth and value creation."
Net income and core net income1 were down in the second quarter of 2025 versus the prior quarter. Net income was down in the second quarter of 2025 compared to the prior quarter, primarily due to a volume driven decrease in foreign exchange revenue and higher allowance for credit losses offset by decreases in non-interest expenses due to lower non-income tax and other non-interest expenses. Core net income1 was down in the second quarter of 2025 primarily due to a volume driven decrease in foreign exchange revenue, higher allowance for credit losses and higher salaries and other employee benefits.
Net interest income (“NII”) for the second quarter of 2025 was $89.4 million, a marginal increase over NII of $89.3 million in the previous quarter and $2.0 million higher compared to $87.4 million in the second quarter of 2024. NII was higher during the second quarter of 2025 compared to the second quarter of 2024, primarily due to a lower cost of deposits from prior quarters' central bank rate cuts, higher yield on investments offset by lower yields on loan and treasury assets following the aforementioned central bank rate cuts.
Net interest margin (“NIM”) for the second quarter of 2025 was 2.64%, a decrease of 6 basis points from the previous quarter at 2.70% and consistent with 2.64% in the second quarter of 2024. NIM in the second quarter of 2025 decreased compared to the prior quarter primarily due to lower treasury yields and the early redemption of the Bank's subordinated debt, which resulted in the accelerated amortization of the related unamortized issuance costs of $1.2 million (2 basis points impact on NIM).
Non-interest income for the second quarter of 2025 was $57.0 million, a decrease of $1.4 million from $58.4 million in the previous quarter and $1.4 million higher than $55.6 million in the second quarter of 2024. The decrease in the second quarter of 2025 compared to the prior quarter was due to lower foreign exchange volumes and lower custody and other administrative fees partially offset by higher trust revenue and other non-interest income. Non-interest income in the second quarter of 2025 was higher than the second quarter of 2024 primarily due to higher banking fees from both card volume and incentive programs, higher trust income, increases in asset management fees, and offset by lower foreign exchange volume.
Non-interest expenses were $91.8 million in the second quarter of 2025, compared to $93.2 million in the previous quarter and $91.1 million in the second quarter of 2024. Core non-interest expenses1 of $91.4 million in the second quarter of 2025 were higher compared to the $90.3 million incurred in the previous quarter and the $90.3 million in the second quarter of 2024. Core non-interest expenses1 in the second quarter of 2025 were higher compared to the prior quarter due to increased salary and other employee benefits offset by lower non-income taxes and other non-interest expenses. Core non-interest expenses1 in the second quarter of 2025 were higher compared to the second quarter of 2024, due to increased salary and other employee benefits, and increased property maintenance cost offset by lower technology and communications cost and professional and outside services cost.
Included in salaries and other employee benefits are non-core expenses of $0.4 million which relates to costs arising from group-wide voluntary early retirement and redundancy programs executed in the first and second quarter of 2025, respectively.
Period end deposit balances were $12.8 billion, an increase of 0.7% compared to $12.7 billion at December 31, 2024, primarily due to deposit increases in the Channel Islands and UK segment driven by a stronger Pound Sterling versus the US dollar. Average deposits were $12.7 billion in the quarter ended June 30, 2025, which is higher than the $12.5 billion in the prior quarter.
Tangible book value per share at the end of the second quarter of 2025 was $23.77 per share, higher than $22.94 per share at the end of the prior quarter and an increase over the $20.03 at the end of the second quarter of 2024.
The Board increased the quarterly cash dividend rate by 14% or $0.06 per common share to $0.50 per common share to be paid on August 25, 2025 to shareholders of record on August 11, 2025. During the second quarter of 2025, Butterfield repurchased 1.1 million common shares under the Bank's existing share repurchase program. On July 28, 2025, the Board approved a new share repurchase program authorizing the purchase of up to 1.5 million common shares through to December 31, 2025.
Effective January 1, 2025, the Bank has adopted the Basel Committee on Banking Supervision's ("BCBS") revised standardized approach for credit risk framework as required by the Bermuda Monetary Authority ("BMA"). Comparatives were prepared under the prior credit risk framework. The current total regulatory capital ratio as at

June 30, 2025 was 26.2%, compared to 25.8% as at December 31, 2024. Both of these ratios remain conservatively above the minimum regulatory requirements applicable to the Bank.
About Andrew Henton:
Andrew Henton brings more than three decades of wide-ranging experience and business-building success across the financial services sector in the U.K. and offshore. Initially trained as an accountant, Mr. Henton gained exposure to international investment banking with HSBC and private equity investing with Baring Private Equity Partners, where he launched and then managed a growth fund focused on middle-market companies. From 2001 to 2011, Mr. Henton worked for Close Brothers Group, where he led the transformation of a disparate collection of underperforming offshore financial businesses into a profitable, integrated wealth management entity, the Close Private Bank Group of Companies. After the parent company sold the private bank group to Kleinwort Benson, Mr. Henton stayed on in Guernsey and has rounded out his career by coupling investments in smaller privately owned companies with serving as a professional non-executive director for a select number of Guernsey-based financial institutions.
ANALYSIS AND DISCUSSION OF SECOND QUARTER RESULTS

Income statement	Three months ended (Unaudited)
(in $ millions)	June 30, 2025	March 31, 2025	June 30, 2024
Non-interest income	57.0	58.4	55.6
Net interest income before provision for credit losses	89.4	89.3	87.4
Total net revenue before provision for credit losses and other gains (losses)	146.4	147.8	143.1
Provision for credit (losses) recoveries	(0.2)	0.4	(0.5)
Total other gains (losses)	0.1	—	0.1
Total net revenue	146.3	148.2	142.7
Non-interest expenses	(91.8)	(93.2)	(91.1)
Total net income before taxes	54.5	54.9	51.5
Income tax benefit (expense)	(1.2)	(1.2)	(0.9)
Net income	53.3	53.8	50.6

Net earnings per share
Basic	1.28	1.26	1.11
Diluted	1.25	1.23	1.09

Per diluted share impact of other non-core items [1]	0.01	0.07	0.02
Core earnings per share on a fully diluted basis [1]	1.26	1.30	1.11

Adjusted weighted average number of participating shares on a fully diluted basis (in thousands of shares)	42,653	43,592	46,298

Key financial ratios
Return on common equity	20.3%	20.9%	20.7%
Core return on average tangible common equity [1]	22.3%	24.2%	23.3%
Return on average assets	1.5%	1.6%	1.5%
Net interest margin	2.64%	2.70%	2.64%
Core efficiency ratio [1]	61.1%	59.8%	61.8%
(1)See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures.

Balance Sheet	As at
(in $ millions)	June 30, 2025	December 31, 2024
Cash and cash equivalents	1,450	1,998
Securities purchased under agreements to resell	1,135	1,205
Short-term investments	1,112	580
Investments in securities	5,458	5,513
Loans, net of allowance for credit losses	4,578	4,474
Premises, equipment and computer software, net	159	154
Goodwill and intangibles, net	92	90
Accrued interest and other assets	201	218
Total assets	14,185	14,231

Total deposits	12,838	12,746
Long-term debt	—	99
Securities sold under agreements to repurchase	—	93
Accrued interest and other liabilities	278	273
Total liabilities	13,116	13,211
Common shareholders’ equity	1,069	1,021
Total shareholders' equity	1,069	1,021
Total liabilities and shareholders' equity	14,185	14,231

Key Balance Sheet Ratios:	June 30, 2025	December 31, 2024
Common equity tier 1 capital ratio [2]	26.0%	23.5%
Tier 1 capital ratio [2]	26.0%	23.5%
Total capital ratio [2]	26.2%	25.8%
Leverage ratio	7.3%	7.3%
Risk-Weighted Assets (in $ millions)	4,063	4,539
Risk-Weighted Assets / total assets	28.6%	31.9%
Tangible common equity ratio	6.9%	6.6%
Book value per common share (in $)	26.01	23.78
Tangible book value per share (in $)	23.77	21.70
Non-accrual loans/gross loans	2.0%	1.7%
Non-performing assets/total assets	0.8%	1.1%
Allowance for credit losses/total loans	0.6%	0.6%
(2)     Effective January 1, 2025, the Bank has adopted the BCBS's revised standardized approach for credit risk framework as required by the BMA. Comparatives were prepared under the prior credit risk framework.

QUARTER ENDED JUNE 30, 2025 COMPARED WITH THE QUARTER ENDED MARCH 31, 2025

Net Income
Net income for the quarter ended June 30, 2025 was $53.3 million, down from $53.8 million in the prior quarter.
The change in net income during the quarter ended June 30, 2025 compared to the previous quarter is attributable to the following:
•$1.4 million decrease in non-interest income driven by (i) $0.4 million decrease in banking fees due to lower merchant and international money transfer volumes, partially offset by increased card volumes; (ii) $1.7 million decrease in foreign exchange revenue driven by volume; and (iii) $0.4 million decrease in custody and other administration fees due to lower transaction volumes and assets under custody. This was partially offset by a $0.7 million increase in trust revenue due to annual fee increases, repricing of acquired business relationships, new business, an increase in special fees, and a $0.5 million increase in other non-interest income due to incentives received for new product development;
•$0.6 million increase in provision for credit losses as the prior quarter included a net release; and
•$1.5 million decrease in non-interest expenses driven by (i) $0.6 million decrease in payroll taxes related to the annual vesting of share compensation occurring in the prior quarter and (ii) $0.7 million decrease in other expenses driven by the provision for a potential legal settlement recognized in the prior quarter.

Non-Core Items1
Non-core items resulted in expenses, net of gains, of $0.4 million for the second quarter of 2025. Non-core items for the quarter relate mainly to costs recognized related to the group-wide voluntary early retirement and redundancy programs which were executed in Q1 2025 and Q2 2025, respectively.
Management does not believe that comparative period expenses, gains or losses identified as non-core are indicative of the results of operations of the Bank in the ordinary course of business.
(1)See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures.

BALANCE SHEET COMMENTARY AT JUNE 30, 2025 COMPARED WITH DECEMBER 31, 2024
Total Assets
Total assets of the Bank were $14.2 billion at June 30, 2025, a decrease of $46.4 million from December 31, 2024. The Bank maintained a highly liquid position at June 30, 2025, with $9.2 billion of cash, bank deposits, reverse repurchase agreements and liquid investments representing 64.5% of total assets, compared with 65.3% at December 31, 2024.
Loans Receivable
The loan portfolio totaled $4.6 billion at June 30, 2025, a $0.1 billion decrease compared to December 31, 2024 balances.
The allowance for credit losses at June 30, 2025 totaled $25.7 million, which remained consistent with the December 31, 2024 balance.
The loan portfolio represented 32.3% of total assets at June 30, 2025 (December 31, 2024: 31.4%), while loans as a percentage of total deposits was 35.7% at June 30, 2025 (December 31, 2024: 35.1%). The increase in both ratios was attributable principally to an increase in loan balances, primarily driven by foreign exchange translation as a result of a strengthened Pound Sterling, at June 30, 2025 compared to December 31, 2024.
As at June 30, 2025, the Bank had gross non-accrual loans of $93.3 million, representing 2.0% of total gross loans, an increase of $16.7 million from $76.7 million, or 1.7% of total loans, at December 31, 2024. The increase in non-accrual loans during the six-month period to June 30, 2025 was driven by two residential mortgage facilities in the Channel Islands and UK segment and partially offset by the settlement of a commercial real estate loan facility in Bermuda.
Investment in Securities
The investment portfolio was $5.5 billion at June 30, 2025, which was $0.1 billion lower than the December 31, 2024 balances.
The investment portfolio is made up of high-quality assets with 100% invested in A-or-better-rated securities. The investment book yield was 2.67% during the quarter ended June 30, 2025 compared with 2.68% during the previous quarter. Total net unrealized losses on the available-for-sale portfolio is lower at $120.0 million, an improvement of $43.3 million compared with total net unrealized losses of $163.3 million at December 31, 2024.
Deposits
Average total deposit balances were $12.7 billion for the quarter ended June 30, 2025 which is $0.2 billion higher than the prior quarter, while period end balances as at June 30, 2025 were $12.8 billion, an increase of $0.1 billion compared to December 31, 2024.

Average Balance Sheet2

	For the three months ended
	June 30, 2025			March 31, 2025			June 30, 2024
(in $ millions)	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)
Assets
Cash and cash equivalents and short-term investments	3,634.3	33.6	3.71	3,519.3	34.5	3.98	3,468.8	41.4	4.78
Investment in securities	5,452.0	36.2	2.67	5,462.6	36.1	2.68	5,172.6	29.6	2.30
Available-for-sale	2,292.6	18.3	3.21	2,247.5	17.8	3.21	1,797.1	10.8	2.41
Held-to-maturity	3,159.4	17.9	2.27	3,215.1	18.3	2.31	3,375.4	18.8	2.24
Loans	4,517.7	71.0	6.31	4,455.3	69.4	6.32	4,622.7	76.6	6.65
Commercial	1,290.7	21.1	6.55	1,320.3	20.6	6.32	1,342.8	21.7	6.50
Consumer	3,227.0	50.0	6.21	3,135.0	48.8	6.32	3,279.9	54.8	6.71
Interest earning assets	13,603.9	140.9	4.15	13,437.3	140.0	4.23	13,264.1	147.6	4.46
Other assets	417.6			430.7			430.4
Total assets	14,021.5			13,868.0			13,694.5
Liabilities
Deposits - interest bearing	10,051.2	(49.2)	(1.96)	9,853.4	(49.1)	(2.02)	9,807.6	(58.7)	(2.40)
Securities sold under agreements to repurchase	1.9	—	(5.94)	16.3	(0.2)	(4.42)	2.9	—	(4.83)
Long-term debt	77.7	(2.3)	(11.92)	98.7	(1.4)	(5.63)	98.6	(1.4)	(5.58)
Interest bearing liabilities	10,130.8	(51.5)	(2.04)	9,968.5	(50.7)	(2.06)	9,909.1	(60.1)	(2.43)
Non-interest bearing current accounts	2,602.5			2,622.4			2,636.8
Other liabilities	253.4			263.6			243.8
Total liabilities	12,986.7			12,854.4			12,789.6
Shareholders’ equity	1,034.9			1,013.5			904.9
Total liabilities and shareholders’ equity	14,021.5			13,868.0			13,694.5
Non-interest bearing funds net of non-interest earning assets (free balance)	3,473.2			3,468.8			3,355.0
Net interest margin		89.4	2.64		89.3	2.70		87.4	2.64
(2) Averages are based upon a daily averages for the periods indicated.

Assets Under Administration and Assets Under Management
Total assets under administration for the trust and custody businesses were $131.0 billion and $26.9 billion, respectively, at June 30, 2025, while assets under management were $6.3 billion at June 30, 2025. This compares with $131.3 billion, $30.5 billion and $6.0 billion, respectively, at December 31, 2024.

Reconciliation of US GAAP Results to Core Earnings
The table below shows the reconciliation of net income in accordance with US GAAP to core earnings, a non-GAAP measure, which excludes certain significant items that are included in our US GAAP results of operations. We focus on core net income, which we calculate by adjusting net income to exclude certain income or expense items that are not representative of our business operations, or “non-core”. Core net income includes revenue, gains, losses and expense items incurred in the normal course of business. We believe that expressing earnings and certain other financial measures excluding these non-core items provides a meaningful base for period-to-period comparisons, which management believes will assist investors in analyzing the operating results of the Bank and predicting future performance. We believe that presentation of these non-GAAP financial measures will permit investors to assess the performance of the Bank on the same basis as management.

Core Earnings	Three months ended
(in $ millions except per share amounts)	June 30, 2025	March 31, 2025	June 30, 2024
Net income	53.3	53.8	50.6
Non-core items
Non-core expenses
Early retirement program, voluntary separation, redundancies and other non-core compensation costs	0.4	2.9	0.2
Restructuring charges and related professional service fees	—	—	0.6
Total non-core expenses	0.4	2.9	0.8
Total non-core items	0.4	2.9	0.8
Core net income	53.7	56.7	51.4

Average common equity	1,055.0	1,041.3	979.4
Less: average goodwill and intangible assets	(91.2)	(89.2)	(95.3)
Average tangible common equity	963.8	952.1	884.1
Core earnings per share fully diluted	1.26	1.30	1.11
Return on common equity	20.3%	20.9%	20.7%
Core return on average tangible common equity	22.3%	24.2%	23.3%

Shareholders' equity	1,069.1	1,057.8	999.1
Less: goodwill and intangible assets	(92.2)	(89.7)	(94.4)
Tangible common equity	977.0	968.1	904.7
Basic participating shares outstanding (in millions)	41.1	42.2	45.2
Tangible book value per common share	23.77	22.94	20.03

Non-interest expenses	91.8	93.2	91.1
Less: non-core expenses	(0.4)	(2.9)	(0.8)
Less: amortization of intangibles	(2.0)	(1.9)	(1.9)
Core non-interest expenses before amortization of intangibles	89.4	88.4	88.4
Core revenue before other gains and losses and provision for credit losses	146.4	147.8	143.1
Core efficiency ratio	61.1%	59.8%	61.8%

Conference Call Information:
Butterfield will host a conference call to discuss the Bank’s results on Tuesday, July 29, 2025 at 10:00 a.m. Eastern Time. Callers may access the conference call by dialing +1 (844) 855-9501 (toll-free) or +1 (412) 858-4603 (international) ten minutes prior to the start of the call and referencing the Conference ID: Butterfield Group. A live webcast of the conference call, including a slide presentation, will be available in the investor relations section of Butterfield’s website at www.butterfieldgroup.com. A replay of the call will be archived on the Butterfield website for 12 months.

About Non-GAAP Financial Measures:
Certain statements in this release involve the use of non-GAAP financial measures. We believe such measures provide useful information to investors that is supplementary to our financial condition, results of operations and cash flows computed in accordance with US GAAP; however, our non-GAAP financial measures have a number of limitations. As such, investors should not view these disclosures as a substitute for results determined in accordance with US GAAP, and they are not necessarily comparable to non-GAAP financial measures that other companies use. See "Reconciliation of US GAAP Results to Core Earnings" for additional information.

Forward-Looking Statements:
Certain of the statements made in this release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions estimates, intentions, and future performance, including, without limitation, our intention to make share repurchases or otherwise increase shareholder value, our dividend payout target, our fee/income ratio, our OCI, our growth and expenses, and interest rate levels and impact on our earnings, and business activity levels, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of Butterfield to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements due to a variety of factors, including worldwide economic conditions (including economic growth and general business conditions), changes in trade policies and practices and the resulting uncertainty, market volatility, and potential deterioration in economic conditions, fluctuations of interest rates, inflation, a decline in Bermuda’s sovereign credit rating, any sudden liquidity crisis, the successful completion and integration of acquisitions (including our integration of the trust assets acquired from Credit Suisse) or the realization of the anticipated benefits of such acquisitions in the expected time-frames or at all, success in business retention (including the retention of relationships associated with our Credit Suisse acquisition) and obtaining new business, potential impacts of climate change, the success of our updated systems and platforms and other factors. Forward-looking statements can be identified by words such as "anticipate," "assume," "believe," "estimate," "expect," "indicate," "intend," "may," "plan," "point to," "predict," "project," "seek," "target," "potential," "will," "would," "could," "should," "continue," "contemplate" and other similar expressions, although not all forward-looking statements contain these identifying words. All statements other than statements of historical fact are statements that could be forward-looking statements.

All forward-looking statements in this disclosure are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our SEC reports and filings, including under the caption "Risk Factors" in our most recent Form 20-F. Such reports are available upon request from Butterfield, or from the Securities and Exchange Commission ("SEC"), including through the SEC’s website at https://www.sec.gov. Any forward-looking statements made by Butterfield are current views as at the date they are made. Except as otherwise required by law, Butterfield assumes no obligation and does not undertake to review, update, revise or correct any of the forward-looking statements included in this disclosure, whether as a result of new information, future events or other developments. You are cautioned not to place undue reliance on the forward-looking statements made by Butterfield in this disclosure. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, and should only be viewed as historical data. BF-All

Presentation of Financial Information:
Certain monetary amounts, percentages and other figures included in this report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

About Butterfield:
Butterfield is a full-service bank and wealth manager headquartered in Hamilton, Bermuda, providing services to clients from Bermuda, the Cayman Islands, Guernsey and Jersey, where our principal banking operations are located, and The Bahamas, Switzerland, Singapore and the United Kingdom, where we offer specialized financial services. Banking services comprise deposit, cash management and lending solutions for individual, business and institutional clients. Wealth management services are composed of trust, private banking, asset management and custody. In Bermuda, the Cayman Islands and Guernsey, we offer both banking and wealth management. In The Bahamas, Singapore and Switzerland, we offer select wealth management services. In the UK, we offer residential property lending. In Jersey, we offer select banking and wealth management services. Butterfield is publicly traded on the New York Stock Exchange (symbol: NTB) and the Bermuda Stock Exchange (symbol: NTB.BH). Further details on the Butterfield Group can be obtained from our website at: www.butterfieldgroup.com.

Investor Relations Contact:                Media Relations Contact:
Noah Fields                    Nicky Stevens
Investor Relations                 Group Strategic Marketing & Communications
The Bank of N.T. Butterfield & Son Limited        The Bank of N.T. Butterfield & Son Limited
Phone: (441) 299 3816                Phone: (441) 299 1624
E-mail: noah.fields@butterfieldgroup.com         E-mail: nicky.stevens@butterfieldgroup.com